June 29, 2011

Julie Rizzo, Esq.
Attorney-Advisor, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CCRE Commercial Mortgage Securities, L.P.,
Amendment No. 2 to the Registration Statement on Form S-3, Filed June 10, 2011, File No.: 333-172863

Dear Ms. Rizzo:

We are counsel to CCRE Commercial Mortgage Securities, L.P. (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated June 24, 2011 (the “Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of base prospectus (the “Base Prospectus”) or the form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”) submitted herewith.  Enclosed herewith are four courtesy copies of Amendment No. 3, two of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 3 are to the marked version.

Prospectus Supplement

Summary of Prospectus Supplement, page S-9

Transaction Parties; Originators, page S-9

June Rizzo, Esq.
June 29, 2011

1.
We note your response to our prior comment 5. Please revise this section to include bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans.

The Staff’s requested change has been made on page S-10 of the Prospectus Supplement.

Risk Factors, page S-33

Early Termination Options of Tenants, page S-58

2.
We note your disclosure in this risk factor that some of the mortgage loans in the asset pool may include early termination options. We also note your disclosure in the last full risk factor on page S-76 regarding limited or no historical operating information for a mortgaged property. Please add bracketed disclosure to the Summary of Prospectus Supplement and the Description of the Mortgage Pool sections to include data on the number of mortgage properties in the asset pool that have early termination options, that have no prior operating history or do not have any historical financial information or that were underwritten based on projections of future income to the extent such mortgage properties will be included in the asset pool.

The Staff’s requested changes have been made on page S-20 and page S-84 of the Prospectus Supplement.

Base Prospectus

Cover Page

3.
 While we note your response to our prior comment 7, it appears that the cover of the base prospectus contemplates the offered certificates and the assets of the related trust fund being insured or guaranteed by your affiliates. Please advise or revise your disclosure so it is consistent with your response to our prior comment 7.

The cover page of the Base Prospectus has been revised so it is consistent with the Registrant’s response to the Staff’s prior comment 7.

Exhibit 5.1

Julie Rizzo, Esq.
June 29, 2011

4.	Please update the first paragraph of this opinion as appropriate for any subsequent amendments to the registration statement.

The Staff’s requested change has been made to the revised opinion.

Exhibit 5.2

5.
We note that items (ii) and (iii) in the third paragraph of the opinion appear to be legal conclusions that are inappropriate for counsel to assume. Please revise this paragraph to delete these items or advise.

The Staff’s requested change has been made to the revised opinion.

6.	Please revise paragraph B of the opinion to delete the language “as of the date hereof” or confirm that you will file the opinion as of the date of effectiveness of the registration statement.

The Registrant confirms that it will file the opinion as of the date of effectiveness of the Registration Statement.

7.	Please also revise paragraph B of the opinion to state that the discussion in the tax consequences section is counsel’s opinion.

The Staff’s requested change has been made to the revised opinion.

8.	Please revise the penultimate paragraph of the opinion to consent to the prospectus discussion of the opinion.

The Staff’s requested change has been made to the revised opinion.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Patrick T. Quinn

Patrick T. Quinn

cc:           Anthony Orso